UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 001-41901

J-Long Group Limited

(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building

32-40 Wang Lung Street, Tsuen Wan

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Appointment and Departure of Certain Officers

Wai Ha, Tang

Effective on August 31, 2025, Ms. Wai Ha Tang (“Ms. Tang”) resigned as the Chief Financial Officer of J-Long Group Limited (the “Company”). Ms. Tang has indicated her resignation is for personal reasons and not due to any disagreement with the Company. From August 1 to August 31, 2025, Ms. Tang will be taking leave as part of her notice period.

Terence Chung Sing, Mak

Effective on August 1, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Mr. Terence Chung Sing, Mak (“Mr. Mak”) as the Chief Financial Officer of the Company, to fill the vacancy of Ms. Tang. The appointment of Mr. Mak as the Chief Financial Officer has no specific term and can be terminated by either Mr. Mak or the Company with three months’ advance notice. The biographical information of Mr. Mak is set forth below.

Mr. Mak, aged 37, served as a corporate finance associate at TC Capital Asia Limited from 2013 to 2015 where he was responsible for IPO projects. From 2015 to 2016, he was a corporate finance associate at Euto Capital Partners Limited where he was responsible for mergers and acquisitions transactions for Hong Kong listed companies. From 2016 to 2017, he was an assistant manager in the investment banking division of Guoyuan Capital (Hong Kong) Limited where he was responsible for leading IPO projects and fund-raising transactions for Hong Kong listed companies. From 2018 to 2019, he was a director, board member and responsible officer (holding Type 1 and Type 6 license of The Securities and Futures Commission of Hong Kong (the “SFC”)) of Apastron Capital Limited where he acted as financial advisor to IPO projects and supervised transactions for Hong Kong listed companies. From 2019 to 2020, he was an executive director, board member and responsible officer (holding Type 6 license of the SFC) of Bristol Capital Limited where he was responsible for leading corporate finance projects. From 2021 to 2022, he was an executive director, board member and responsible officer (holding Type 1 and 6 license of the SFC) of Yango International Capital Limited. From 2022 to 2023, he was a director and responsible officer (holding Type 1 and 6 license of the SFC) of China Ease Capital Limited. Since 2024, he has been serving as a director and responsible officer (holding Type 6 license of the SFC) of Sprout Asset Management (Asia) Limited.

Mr. Mak obtained a bachelor of commerce from the University of Toronto St. George in 2009 and a master of accountancy from the Chinese University of Hong Kong in 2020. Mr. Mak is a certified practising accountant (CPA Australia) and a certified management accountant (CMA) of The Institute of Certified Management Accountants (Australia). His professional background includes extensive experience in corporate finance, investment management and corporate governance.

Mr. Mak has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Mak had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Wong
Name:	Wong Edwin Chun Yin
Title:	Chief Executive Officer and Director

Date: August 1, 2025

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